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EXHIBIT 99.2

WASHINGTON MUTUAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS

	Three Months Ended March 31,
	2008	2007
	(dollars in millions)
Earnings, including interest on deposits(1):
Income (loss) before income taxes	$(1,994)	$1,240
Fixed charges	2,457	2,970

	$463	$4,210

Preferred dividend requirement	$65	$7
Ratio of income (loss) before income taxes to net income (loss)	N/M	1.58

Preferred dividends	$65	$12	(2)

Fixed charges(1)(3):
Interest expense	$2,416	$2,927
Estimated interest component of net rental expense	41	43

	2,457	2,970

Fixed charges and preferred dividends	$2,522	$2,982

Ratio of earnings to fixed charges and preferred dividends	*	1.41

Earnings, excluding interest on deposits(1):
Income (loss) before income taxes	$(1,994)	$1,240
Fixed charges	1,128	1,198

	$(866)	$2,438

Preferred dividends	$65	$12	(2)

Fixed charges(1)(3):
Interest expense	$2,416	$2,927
Less: interest on deposits	(1,329)	(1,772)
Estimated interest component of net rental expense	41	43

	1,128	1,198

Fixed charges and preferred dividends	$1,193	$1,210

Ratio of earnings to fixed charges and preferred dividends	*	2.01

N/M = Not meaningful

(1)
As defined in Item 503(d) of Regulation S-K.
(2)
The preferred dividends were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.
(3)
Fixed charges exclude interest expense on uncertain tax positions which is included as a component of income taxes in the Consolidated Statements of Income.
*
The earnings for the three months ended March 31, 2008 were inadequate to cover total fixed charges and preferred dividends. The coverage deficiency for the period was $2.06 billion.

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  EXHIBIT 99.2